09042592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 05/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 BENFER ROAD
(No. and Street)

HOUSTON (City) TEXAS (State) 77069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOE TODD 281-893-1390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEIDEL, SCHROEDER & COMPANY
(Name – *if individual, state last, first, middle name*)

304 EAST BLUE BELL ROAD (Address) BRENHAM (City) (State) 77833 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
SEP - 2 2009
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE TODD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CHURCH FINANCE, INC., as of MAY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
MY COMMISSION EXPIRES
DECEMBER 12, 2012

Signature

TREASURER

Title

8-28-2009

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of Security Church Finance, Inc. as of and for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we noted certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a significant deficiency.

Segregation of Duties

In connection with the audit, we identified that one of the shareholders performs all accounting functions including accounts payable, cash disbursements, preparing and posting cash receipts, journal entries, bank reconciliations, and general ledger maintenance. This individual also prepares and signs his own payroll check. As such there is limited segregation of the initiation, authorization and recording of transactions. As a compensating control, the second shareholder and President does review the monthly financial statements, including balance sheet, income statement and calculation of net capital. Additionally, he has real time access to all banking transactions through the online banking website, where he routinely reviews current activity, as well as cleared checks.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

July 27, 2009

Alan Barclay, President & CEO
Frank Poe, Vice-President

14615 Benfer Road • Houston, Texas 77069
800-231-0373 • 281-893-1390 • 281-893-2364 (FAX)
www.churchbonds.com • info@churchbonds.com

August 28, 2009

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: Security Church Finance, Inc. Audit for Fiscal Year Ended May 31, 2009

Gentlemen:

We previously sent you two (2) copies of the annual audit report and Rule 17a-5(g) (1) letter for the above fiscal year. We have been notified by FINRA that we need to furnish you a copy of a letter our accountants gave us concerning significant deficiencies in internal control dated July 27, 2009. Enclosed are two copies of the letter.

Sincerely,

Joe Todd
Treasurer

Enclosures